

November 18, 2021

Steven Cabouli
Chief Executive Officer
iWallet Corp
401 Ryland St., Ste. 200A
Reno, Nevada 89502

> **Re: iWallet Corp**
> **Amendment No. 1 to Form 10-12G**
> **Filed November 4, 2021**
> **File No. 000-56347**

Dear Mr. Cabouli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G/A filed November 4, 2021

Market Price, page 20

1. We note your disclosure on page 21 regarding your stock's status as "Dark or Defunct," and that you anticipate the designation to be cured. Please amend your disclosure to explain to investors the meaning and implications of such designation until the status is cured.

General

2. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Steven Cabouli
iWallet Corp
November 18, 2021
Page 2

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Sherry Haywood at 202-551-3345 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing